SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated May 2, 2007.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

CGI Q2 REVENUE UP 10% TO $951 MILLION AND NET EARNINGS UP 350% YEAR-OVER-YEAR

Q2 Highlights

•	Revenue of $951.3 million;
•	Net earnings of $62.7 million;
•	Net earnings margin of 6.6%;
•	EPS of 19 cents;
•	Cash generated from operating activities of $129.0 million;
•	$168.3 million allocated to debt reduction and buying back stock.

Note: Full Q2 F2007 MD&A, financial statements and accompanying notes may be found at www.cgi.com and have been filed with both SEDAR in Canada and EDGAR in the U.S.

Montreal, Quebec, May 2, 2007 - CGI Group Inc. (TSX: GIB.A; NYSE: GIB) reported fiscal 2007 second quarter revenue today of $951.3 million. This is $84.5 million, or 9.7% higher than the second quarter of fiscal 2006 and $47.3 million, or 5.2% higher sequentially.

Net earnings in Q2 were $62.7 million or 6.6% of revenue. This compares with a net earnings margin of 1.6% or $14.1 million in net earnings during Q2 of fiscal 2006. Sequentially, this compares with $43.7 million, or 4.8% of revenue in Q1 of fiscal 2007.

Earnings per share in the second quarter were 19 cents compared with 4 cents in Q2 F2006 and 13 cents in Q1 F2007.

“Our business development initiatives are yielding the expected profitable growth associated with the introduction of our full offering strategy. Additional profitable revenue is being generated with new clients, contract extensions, and additional services for existing clients. This, combined with improved market conditions has resulted in increased recruitment efforts,” said Michael E. Roach, President and Chief Executive Officer. “Our growth focus continues to be supported by a deep pipeline of opportunities in all of our geographies, particularly in the US.”

During the second quarter, the Company generated $129.0 million in cash from operating activities, or 13.6% of its revenue. This compares with 9.5% in the second quarter of fiscal 2006. Over the last twelve months, CGI has generated $1.40 in cash per share from operating activities.

In $ thousands except margin and share data amounts
	Q2 F2007	Q2 F2006	Six months ending March 31, 2007	Six months ending March 31, 2006
Revenue	$951,342	$866,836	$1,855,402	$1,765,299
Net earnings	$62,711	$14,149	$106,392	$71,057
Margin	6.6%	1.6%	5.7%	4.0%

Basic and diluted earnings per share	$0.19	$0.04	$0.32	$0.18
Weighted average number of outstanding shares	329,056,989	344,825,024	329,761,789	388,126,856
Interest on long-term debt	$11,626	$12,117	$24,113	$16,706
Number of shares outstanding at end of period	328,303,254	335,313,600
Total long-term debt	$594,034	$962,188
Net debt to capitalization	20.17%	28.24%
Days of sales outstanding (DSO)	43	50
Note: All dollar figures are in Canadian dollars, unless otherwise specified.

During the quarter, the Company booked $859.5 million in new contract wins, extensions and renewals, resulting in a book-to-bill ratio of 0.9x in the quarter and 0.8x for the last 12 months. At the end of March 2007, the Company’s backlog stood at $12.3 billion or 3.5x fiscal 2006 revenue.

The Company repurchased for cancellation 3,522,300 CGI shares during the second quarter at an average price of $9.76 per share, for a total investment of $34.4 million. To date in fiscal 2007, as part of its Normal Course Issuer Bid, the Company has bought 5,418,300 shares at an average price of $9.12 per share.

In addition, long-term debt was reduced by $134.5 million during the quarter. At the end of March 2007, net debt was reduced to $500.2 million bringing the Company’s net debt to capitalization ratio to 20.2%. This strong balance sheet provides financial flexibility to invest in large outsourcing contracts, accretive acquisitions, buy back additional shares of CGI and continue to reduce debt.

“With six months remaining in fiscal 2007, we will continue to take initiatives and seize opportunities to maximize shareholder value,” concluded Michael E. Roach.

Quarterly Conference Call

CGI’s Executive Team will host a conference call to discuss results at 9:00 am EDT this morning. Participants may access the call by dialing toll-free (866) 542-4236 or on www.cgi.com. Supporting slides for the call will also be available. For those unable to participate on the live call, a webcast as well as a copy of the slides will be archived. In addition, a podcast is available for download and portability.

Use of Non-GAAP Financial Information
CGI reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Explanations as well as a reconciliation of these non-GAAP measures with GAAP financial statements are provided in the MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annual revenue run rate stands at $3.8 billion (US$3.3 billion) and at March 31st, 2007, CGI's order backlog was $12.3 billion (US$10.8 billion). CGI shares are listed on the TSX (GIB.A) and the

NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act, as amended. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (“MD&A”) in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in CGI’s annual and quarterly MD&A and Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:
Investors
Lorne Gorber
Vice-President, Global Communications and
Investor Relations
514 841-3355

Media
Philippe Beauregard
Director, Corporate Communications and
Public Affairs
514 841-3218

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc. (Registrant)

Date: May 2, 2007	By /s/ David G. Masse
Name: David G. Masse
Title: Assistant Corporate Secretary